IMC Welcomes Israeli Government Action Towards Legalization of Recreational Cannabis

  Legalization, if approved, is expected to result in an acceleration of growth in the Israeli recreational cannabis market as current black market consumers will gain legal access

Toronto, Canada; Glil Yam, Israel - November 16, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce that an Israeli government committee responsible for advancing cannabis market reform published a report concluding that it supports and recommends the legalization of adult-use recreational cannabis in the State of Israel (the "Report"). Based on the Report, the Israeli Ministry of Justice is expected to formulate a bill to begin the legislative process towards the legalization of adult-use recreational cannabis.

The government committee made its recommendation for legalization based on the increasing demand for recreational cannabis in Israel, the importance of maintaining quality standards and limiting uncontrolled products, the need for increased access to cannabis by medical patients and decreasing the size of the illegal market. The model proposed by the government committee in the Report is similar in nature to the model adopted in Canada, whereby government-licensed dispensaries will be established for the sale of recreational cannabis.

Oren Shuster, Chief Executive Officer of IMC commented, "The cannabis market in Israel is unique with an estimated 27% of the population consuming recreational cannabis1 at black market pricing between 2 to 3 times higher than pricing in the medical market. Due to these two factors, once legalization of recreational cannabis occurs, it is expected to create much more affordable options for consumers currently purchasing in the black market and, consequently, the proportion of consumers who will switch from black market recreational cannabis to legal recreational cannabis is expected to increase significantly. With five licensed producers in Israel producing IMC-branded medical cannabis, IMC remains in an excellent position to capitalize in the event of a legalized recreational cannabis market as its medical cannabis products continue to enjoy a long-standing reputation for quality, consistency and purity."

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operates through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products in Europe and bringing the IMC brand and its product portfolio to European patients.

1 Based on a research conducted in 2016 by the Israel Anti-Drug Authority.

IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" (together, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes statements relating the nature and timing of the Israeli Ministry of Justice formulating a bill to begin the legislative process towards the legalization of adult-use recreational cannabis in Israel, to the nature of recreational cannabis reform in Israel, expectations for the affordability and adoption of legal recreational cannabis by Israeli consumers, the growth of the legal recreational cannabis market in Israel, IMC's brand position in the medical cannabis market in Israel and the Company's strategic plans.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. (*Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the Israeli government deciding to delay or abandon the decriminalization of recreational cannabis; the bill relating to the decriminalization of recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization of recreational cannabis in Israel; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical to deliver on its sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca